UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RingCentral, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

76680R 206

(CUSIP Number)

June 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 126,481(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 126,481(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,481(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by VK Services, LLC (“VK Services”), KFT Trust, Vinod Khosla as Trustee (“KFT”) and Vinod Khosla (“Khosla,” and collectively with VK Services and KFT, the “Reporting Persons”). As a member of Khosla Ventures Associates II, LLC (“KVA II”), the general partner of Khosla Ventures II, LP (“KV II”), VK Services received certain of the shares beneficially owned by it in a distribution of shares from KV II. Certain other trusts for the benefit of Khosla’s family also received shares from KV II. Because Mr. Khosla from time to time recommends certain specific investments to such trusts, such trusts may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. Mr. Khosla, VK Services, KFT and such trusts expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 109,653 shares of Class B Common Stock held by VK Services and (ii) 16,828 shares of Class A Common Stock held by VK Services. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 41,265,281 shares of Class A Common Stock reported to be outstanding as of June 12, 2014, as provided to the Reporting Persons by representatives of the Issuer.

1	NAMES OF REPORTING PERSONS KFT Trust, Vinod Khosla as Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,320,148(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,320,148(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,320,148(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. As a limited partner of KV II, KFT received the shares beneficially owned by it in a distribution of the shares previously held by KV II. As part of such distribution, certain other trusts for the benefit of Khosla’s family also received shares from KV II. Because Mr. Khosla from time to time recommends certain specific investments to such trusts, such trusts may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. Mr. Khosla, VK Services, KFT and such trusts expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 2,320,148 shares of Class A Common Stock held by KFT. Khosla is a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares.
(3)	The percentages set forth on the cover sheets are calculated based on 41,265,281 shares of Class A Common Stock reported to be outstanding as of June 12, 2014, as provided to the Reporting Persons by representatives of the Issuer.

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,446,629 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,446,629 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,446,629 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. As a member of KVA II, the general partner of KV II, VK Services received certain of the shares beneficially owned by it in a distribution of shares from KV II. As a limited partner of KV II, KFT received the shares beneficially owned by it in a distribution of the shares previously held by KV II. As part of such distributions, certain other trusts for the benefit of Khosla’s family also received shares from KV II. Because Mr. Khosla from time to time recommends certain specific investments to such trusts, such trusts may be deemed to be in a “group” with Mr. Khosla within the meaning of Section 13(d)(3) of the Act with respect to those investments. Mr. Khosla, VK Services, KFT and such trusts expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 109,653 shares of Class B Common Stock held by VK Services, (ii) 16,828 shares of Class A Common Stock held by VK Services and (iii) 2,320,148 shares of Class A Common Stock held by KFT. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. Khosla is the managing member of VK Services and a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares. Khosla holds no securities of the Issuer directly.
(3)	The percentages set forth on the cover sheets assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 41,265,281 shares of Class A Common Stock reported to be outstanding as of June 12, 2014, as provided to the Reporting Persons by representatives of the Issuer.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13G (this “Amendment No. 1”) amends and restates the statement on Schedule 13G (the “Original 13G”) filed on February 12, 2014. On June 2, 2014 and June 5, 2014, KV II distributed all of the shares of Class A Common Stock and Class B Common Stock of the Issuer beneficially owned by it to its underlying partners, and accordingly KV II and its general partner, KVA II, no longer beneficially own any shares of Class A Common Stock or Class B Common Stock of the Issuer. This Amendment No. 1 hereby amends the Original 13G to remove KV II and KVA II as Reporting Persons and add KFT as a Reporting Person. Accordingly, the term “Reporting Persons” now refers only to VK Services, KFT and Vinod Khosla.

Item 1(a).	Name of Issuer:

RingCentral, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

1400 Fashion Island Boulevard, Suite 700

San Mateo, California 94404

Item 2(a).	Name of Person(s) Filing:

VK Services, LLC (“VK Services”)

KFT Trust, Vinod Khosla as Trustee (“KFT”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

VK Services	Delaware, United States of America
KFT	California, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

76680R 206

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of June 16, 2014:

Reporting Persons	Shares Held Directly(1)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
VK Services(2)	126,481	0	126,481	0	126,481	126,481	0.3%
KFT(2)	2,320,148	0	2,320,148	0	2,320,148	2,320,148	5.6%
Khosla(2)	0	0	2,446,629	0	2,446,629	2,446,629	5.9%

(1)	Represents the number of shares of Class A Common Stock and the number of shares of Class A Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.
(2)	Khosla is the managing member of VK Services and a trustee of KFT, which is a revocable trust for the benefit of Khosla and members of his family. As such, Khosla may be deemed to possess voting and investment power over such shares, and may be deemed to have indirect beneficial ownership of such shares. Khosla holds no Securities of the Issuer directly.
(3)	The percentages set forth above assume conversion of all such Reporting Person’s Class B Common Stock into Class A Common Stock and are calculated based on 41,265,281 shares of Class A Common Stock reported to be outstanding as of June 12, 2014, as provided to the Reporting Persons by representatives of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

KV II and KVA II no longer beneficially own any shares of the Issuer’s Securities and will no longer be part of the group of Reporting Persons filing under this statement on Schedule 13G.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2014

KHOSLA VENTURES II, L.P.

By:	Khosla Ventures Associates II, LLC, a Delaware limited liability company and general partner of Khosla Ventures II, LP

By:	/s/ Vinod Khosla Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES II, LLC

By:	/s/ Vinod Khosla Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla Vinod Khosla, Manager

KFT TRUST, VINOD KHOSLA AS TRUSTEE

By:	/s/ Vinod Khosla Vinod Khosla, Manager

/s/ Vinod Khosla Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement